Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

Press Release

06.17.2024

Carlos Torres Vila: “BBVA’s transaction with Sabadell represents a clear commitment to SMEs”

BBVA Chair Carlos Torres Vila and Spanish Minister of the Economy Carlos Cuerpo launched the 41st edition of the APIE Seminar in Santander, Spain on Monday. The event focuses on the role of companies in the new economy. In his presentation Torres Vila emphasized BBVA’s support for Spanish businesses, particularly SMEs, which he identified as key drivers of the country’s growth and development. Specifically, he said, “our view of the importance of SMEs is one of the reasons for the offer we presented to Banco Sabadell shareholders a little over a month ago,” as the bank holds a strong position in this segment. “The transaction represents a clear commitment to SMEs, and will further reinforce our commitment to this kind of businesses,” Torres Vila stated.

“We want to build on Banco Sabadell’s excellent work. Therefore, once the merger is complete, we are firmly committed to maintaining Banco Sabadell’s risk management model for small and medium-sized companies. In fact, unless there is a scenario of financial impairment, BBVA will maintain the working capital lines of all small and medium-sized companies for at least 12 months,” Carlos Torres Villa announced.

The BBVA Chair described the main challenges businesses currently face. First, a constantly evolving context, shaped by geopolitical events such as the U.S.-China rivalry, and Europe’s shifting role globally. Additionally, the changes in the economic and technological landscape, especially robotization and artificial intelligence, all amid rising protectionist pressures.

“These challenges are the focus of the Letta Report on the future of the Single Market, which was commissioned by the EU Council under the Spanish Presidency and released a few weeks ago. The report points to the need for greater scale to ensure progress and competitiveness in Europe, especially in the financial sector, and calls for action to strengthen the European Union and the single market,” he said.

Among the challenges Letta underscores in his report, Carlos Torres Vila focused on two: innovation and sustainability. For BBVA, these challenges represent an opportunity “to achieve greater competitiveness and boost economic growth.”

With regard to sustainability, the BBVA Chair feels that European companies should undertake transition plans to reduce their emissions, and “SMEs are no exception.” In order to ensure the

06.17.2024

success of this transition, companies have rising support from the public sector through programs such as the European NGEU funds, which come with a commitment to reforms that encourage private investment. “At BBVA, one of our priorities as a bank is to support our clients in their transition plans, both with advice and financing,” Carlos Torres Vila asserted.

In 2023, BBVA channeled over €70 billion toward sustainable business, double the amount from two years ago and five times more than five years ago. “Much of this growth stems from businesses’ commitment to sustainability. Proof of this is that sustainable financing for these companies doubled in 2023,” explained the BBVA Chair. He emphasized that developing and adopting new clean technologies, known as “cleantech,” is crucial to decarbonizing activities that currently lack efficient sustainable alternatives—something in which BBVA is already investing.

The BBVA Chair reminded the audience that beyond digitization, we are experiencing an unprecedented wave of disruption known as the fourth industrial revolution. In this context, “artificial intelligence stands out for its potential to become a technology of general utility, with the ability to revolutionize virtually all productive sectors,” he said. He emphasized that companies must make substantial investments to fully harness the potential of AI. “At BBVA, we have entered into strategic agreements, such as the one we recently announced with OpenAI for 3,000 ChatGPT licenses for employees,” he added.

Carlos Torres Vila expressed his appreciation of the efforts made by Spanish SMEs to adopt digital technologies. But he pointed out that “we still have some way to go” to close the R&D investment gap between Europe and the world’s leading economies, and between Spain and other developed economies like Germany and the United States.

The BBVA Chair remarked that, although for two centuries Europe was a touchstone for innovation, “the trend in recent decades shows that we are falling behind” compared to other economies, such as China or the United States. The EU is attempting to respond to this situation through institutions such as the European Investment Bank (EIB) and the Next Generation EU (NGEU) funds, which are “vital for the recovery and for driving innovation.” He also singled out the Spanish Ministry of Economy’s Plan for the recovery and to champion the green and digital transition and the imminent creation of the National Productivity Council.

In the current economic and technological context, the BBVA Chair feels that greater collaboration between the public and private sector is essential in order to attract investment and channel it to Spanish businesses through the financial sector. This is particularly important in Spain, where the vast majority of companies - over 99.8 percent - are small and medium-sized enterprises. In fact, SMEs and the self-employed are responsible for more than 60 percent of jobs in this country. Carlos Torres Vila stressed that “a strong financial system is key to supporting public programs and amplifying their impact by channeling additional funding.” ICO loans during the pandemic were an example of the success of public-private partnerships, with banks “working hand in hand with the government to prevent the loss of the productive system.”

06.17.2024

Banks play an essential role within the wider economy: they promote economic growth by directing savings toward productive investment. “At BBVA, we support Spanish businesses, and particularly SMEs - the driver of growth and development in the country,” he added. Accordingly, during last year the bank added 70,000 SMEs and 64,000 self-employed workers, and in the first four months of 2024 we have increased the pace of adding new customers by 10 percent.

Furthermore, he emphasized that “it is the obligation of public and private institutions to ensure that the benefits of digitization and sustainability reach everyone.” In his opinion, Spain must act on two fronts: first, it must invest in education, and, second, on promoting initiatives to foster financial inclusion among all segments of the population.

To conclude, the BBVA Chair referred to the importance of designing “effective economic policies, stable regulatory frameworks and public-private partnership strategies to boost investment,” which will allow Spain to “unlock the opportunities stemming from innovation and sustainability to compete successfully within a global market.” In his view, banks play a pivotal role in amplifying the effect of these measures and ensuring that they reach businesses, the self-employed and families. In doing so, “we not only contribute to the economic success of our country, but also to a more inclusive and sustainable future for all,” he said.

CONTACT DETAILS:

BBVA Corporate Communications

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: https://www.bbva.com

06.17.2024

About BBVA

BBVA is a global financial services group with a customer-centric vision, which currently has more than 71 million active clients and more than 121,000 employees.

The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, it is the largest financial institution in Mexico and it has leading franchises in South America and Turkey. In addition, it has an important investment, transactional and capital markets banking business in the USA.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.